                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                         OPHIDIAN PHARMACEUTICALS, INC.
                                (Name of Issuer)

                         Common Stock, $.025 par value
                         (Title of Class of Securities)

                                   683725105
                                 (CUSIP Number)

                              Michael D. Rosenthal
                         SONNENSCHEIN NATH & ROSENTHAL
                                8000 Sears Tower
                            Chicago, Illinois  60606
                           Telephone:  (312) 876-8000
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                               February 10, 1999
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


                        (Continued on following page(s))





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CUSIP NUMBER  683725105

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Rex James Bates

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2.   CHECK THE APPROPRIATE BOX IN A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*                                                 PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION                        United States

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                 :  (7)  SOLE VOTING POWER
                 :         432,028
                 :
                 ---------------------------------------------------------------
NUMBER OF        :
SHARES           :  (8)  SHARED VOTING POWER BENEFICIALLY
OWNED BY EACH    :       -0-
REPORTING        :
PERSON WITH      :--------------------------------------------------------------
                 :
                 :  (9)  SOLE DISPOSITIVE POWER
                 :       512,028
                 :
                 :--------------------------------------------------------------
                 :
                 :  (10) SHARED DISPOSITIVE POWER
                 :       -0-
                 :
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     432,028
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [X]

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13   PERCENT OF CLASS REPRESENTED BY MOUNT IN ROW (11)                 4.7%

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14   TYPE OF REPORTING PERSON                               IN

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Item 1.   Security and Issuer

     This Schedule 13-D relates to the class of common stock, $.025 par value (the "Common Stock"), of Ophidian Pharmaceuticals, Inc. a Wisconsin corporation (the "Issuer"), with its principal offices located at 5445 East Cheryl Parkway, Madison, Wisconsin 53711.

Item 2.   Identity and Background

     Mr. Bates's principal address is 32 Sunset Road, Bloomington, Illinois 61701. Mr. Bates is trustee and a beneficiary of the Rex James Bates Trust (the "Trust"). Mr. Bates is retired.

     Mr. Bates has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Mr. Bates has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Bates is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

     On February 10, 1999 the Trust purchased 310,000 shares of Common Stock from Sean B. Carroll, a founder of the Company, for a purchase price of $1.75 per share. The Trust used cash in the trust to acquire such shares.

Item 4.   Purpose of Transaction

     The securities listed in Item 5 are held for investment purposes. Subject to availability and price, and subject to applicable laws and regulations, Mr. Bates (or the Trust) may acquire additional shares of Common Stock or dispose of shares of Common Stock owned by him or it at any time or from time to time. The acquisition described in Item 3 was accomplished, in part, in order to reduce Dr. Carroll's ownership in the Company. This allowed Dr. Carroll to comply with certain limitations on Dr. Carroll's imposed by his employer, and is designed to facilitate his closer involvement in the Company's scientific affairs.

     Except as set forth in this Item 4, the Mr. Bates has no other present plans or proposals that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

     (a) Mr. Bates beneficially owns 432,178 shares of Common Stock, consisting of (i)



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387,878 shares owned by the Trust, (ii) 35,000 shares issuable upon the exercise of currently vested options granted to Mr. Bates pursuant to the Company's 1992 Stock Option Plan (the "Options") and (iii) 9,150 shares issuable upon the exercise of warrants (the "Warrants") owned by the Trust. In addition, Mr. Bates has the power to dispose of 80,000 shares held by Susan Stein Elemendorf (the "Elemendorf Shares"), but disclaims beneficial ownership, and the filing of this
Schedule 13D shall not constitute an admission by Mr. Bates that he is the beneficial owner of such shares.

     Mr. Bates has beneficial ownership of 4.7% of the outstanding shares of Common Stock, and if the Elemendorf Shares were considered to be beneficially owned by Mr. Bates he would own 5.5% of the outstanding shares of Common Stock. This amount is based upon 9,223,018 shares of Common Stock being outstanding (as reported by the Company in its Proxy Statement on Schedule 14A dated February 23, 1999) and, as required pursuant to Rule 13d-3, treats all warrants and options beneficially owned by Mr. Bates which are exercisable within sixty days of the date hereof (but no other options or warrants) as having been exercised on the date hereof.

     (b) Mr. Bates has sole voting and dispositive power over all securities owned directly by him (which does not include the Elemendorf Shares). Mr. Bates has dispositive power, but not voting power, over the Elemendorf Shares.

     (c) Except as noted in Item 3, above, Mr. Bates has not acquired beneficial ownership of any additional shares of Common Stock during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer Mr. Bates serves as a director of the Company.

     Attached as Exhibit A hereto is the form of purchase agreement, including exhibits thereto, which were executed in connection with the transactions described in Item 3, above.

     The Options entitle Mr. Bates to purchase:


- 25,000 shares of Common Stock at an exercise price of $2.00 per share, which Options expire in July 2006;

- 5,000 shares of Common Stock at an exercise price of $4.50 per share, which Options expire in January 2006; and

- 5,000 shares of Common Stock at an exercise price of $5.50 per share, which Options expire in January 2007.


     The Warrants entitle the Trust to purchase shares at a price of $7.32 per share (subject to adjustment) and expire on May 7, 2003. Commencing May 7, 2000, the Warrants are subject


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to redemption by the Company, in whole but not in part, at a price of $.10 per
Warrant on 30 days prior written notice provided that the average closing bid price of the Common Stock on the Nasdaq Small Cap Market equals or exceeds $14.64 per share for any 20 trading days within a period of 30 consecutive trading days ending on the fifth trading day prior to the date of the notice of redemption. The form of Warrant Certificate and the form of Warrant Agreement pursuant to which the Warrants were issued are included as Exhibits B and C hereto, respectively, and are incorporated by reference from the Company's Registration Statement on Form S-1, as amended, effective May 7, 1998, Registration No. 333-33219 (the "Registration Statement").

     Other than as described herein, Mr. Bates does not have any other contract, arrangement or understanding with respect to the Common Stock.


Item 7.   Material to be Filed as Exhibits

Exhibit Number           Exhibit

     A.        Form of Stock Purchase Agreement.

     B. Form of Warrant Certificate, filed as Exhibit 4.2 to the Registration Statement, and incorporated herein by reference in its entirety.

     C. Form of Warrant Agreement, filed as Exhibit 4.4 to the Registration Statement, and incorporated herein by reference in its entirety.


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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: February 24, 1999

                                                       /s/ Rex James Bates
                                                       -------------------------
                                                       REX JAMES BATES




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